Exhibit 99.23(i)

Kirkpatrick & Lockhart LLP                         1800 Massachusetts Avenue, NW
                                                   Second Floor
                                                   Washington, DC  20036-1800
                                                   202.778.9000
                                                   www.kl.com

Robert J. Zutz
202.778.9059
zutz@kl.com


                                January 29, 2001

Heritage Income Trust
880 Carillon Parkway
St. Petersburg, Florida 33716

Ladies and Gentlemen:

        You have requested our opinion, as counsel to Heritage Income Trust (the "Trust"), as to certain matters regarding the issuance of Shares of the Trust. As used in this letter, the term "Shares" means the Class A, Class B and Class C shares of beneficial interest of the Heritage Income Trust - High Yield Bond Fund and the Heritage Income Trust - Intermediate Government Fund, both a series of the Trust.

        As such counsel, we have examined certified or other copies, believed by us to be genuine, of the Trust's Declaration of Trust and by-laws and such resolutions and minutes of meetings of the Trust's Board of Trustees as we have deemed relevant to our opinion, as set forth herein. Our opinion is limited to the laws and facts in existence on the date hereof, and it is further limited to the laws (other than the conflict of law rules) in the Commonwealth of Massachusetts that in our experience are normally applicable to the issuance of shares by unincorporated voluntary associations and to the Securities Act of 1933 ("1933 Act"), the Investment Company Act of 1940 ("1940 Act") and the regulations of the Securities and Exchange Commission ("SEC") thereunder.

        Based on present laws and facts, we are of the opinion that the issuance of the Shares has been duly authorized by the Trust and that, when sold in accordance with the terms contemplated by the Post-Effective Amendment No. 18 to the Trust's Registration Statement on Form N-1A ("PEA"), including receipt by the Trust of full payment for the Shares and compliance with the 1933 Act and the 1940 Act, the Shares will have been validly issued, fully paid and non-assessable.

        We note, however, that the Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust states that all persons extending credit to, contracting with or having any claim against the Trust or the Trustees shall look only to the assets of the Trust for payment

Heritage Income Trust
January 29, 2001
Page 2

under such credit, contract or claim; and neither the Shareholders nor the Trustees, nor any of their agents, whether past, present or future, shall be personally liable therefor. It also requires that every note, bond, contract or other undertaking issued by or on behalf of the Trust or the Trustees relating to the Trust shall include a recitation limiting the obligation represented thereby to the Trust and its assets. The Declaration of Trust further provides:
(1) for indemnification from the assets of the Trust for all loss and expense of any shareholder held personally liable for the obligations of the Trust by virtue of ownership of shares of the Trust; and (2) for the Trust to assume the defense of any claim against the shareholder for any act or obligation of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust or series would be unable to meet its obligations.

        We hereby consent to this opinion being filed as an exhibit to the PEA when it is filed with the SEC and to the reference to our firm in the PEA.

                                            Very truly yours,



                                            /s/ Kirkpatrick & Lockhart LLP
                                            KIRKPATRICK & LOCKHART LLP